OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

2011 DRILLING COMPLETED AT

 MIRANDA’S RED CANYON PROJECT

Vancouver, BC, Canada – December 8, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), has concluded its 2011 drill program at Red Canyon and received all analytical results.  During 2011, Montezuma completed 15 reverse circulation holes totaling 10,915 ft (3,327 m); the eight holes in their first phase of drilling completed in August (MAD News Release October 12, 2011), and the seven holes in their second phase drilling completed in October.

The principal target for Montezuma's 2011 drill program is within the Ice target area and is a southeast-trending structural corridor 1,660 ft (506 m) long that had not previously been drill tested by Montezuma.  The northwest end of the corridor is defined by core hole MR09-05C with 39 ft of 0.281 oz Au/ton (11.9 m of 9.64 g Au/t) and the southeast end by reverse circulation hole MR10-01 with two 20 ft intercepts with 0.050 and 0.086 oz Au/ton (6.1 m intercepts with 1.714 and 2.949 g Au/t).  Thirteen of the 15 holes are in the Ice target corridor and the other two provide Montezuma's initial tests of the Juniper Gulch target area about 6,500 ft (2,000 m) southeast of Ice.

Significant drill intercepts, defined as mineralization grading 0.010 oz Au/t (0.343 g Au/t) or higher over 5 ft (1.5 m) or longer, for all of Montezuma's 2011 drilling are presented in the table below.

Drill Hole	Intercept-ft	Length-ft	oz Au/ton	Length-m	g Au/t
MR11-01	110-130	20	0.205	6.1	7.025
MR11-03	245-275	30	0.115	9.1	3.927
MR11-07	245-265	20	0.010	6.1	0.354
MR11-08	225-230	5	0.010	1.5	0.344
MR11-09	155-165	10	0.022	3.0	0.742
Original data are in feet and Au ppm (g Au/t). True thicknesses of mineralized intervals are not known.

In addition to the holes with significant intercepts, three holes (MR11-02, -13, -14) contain 5 ft (1.5 m) intercepts with anomalous maximum gold values between 0.105 and 0.309 ppm Au.  The remaining seven holes have maximum gold intercepts ranging between 0.032 and 0.067 ppm Au.

Results of Montezuma's 2011 drilling at Ice, along with their 2010 drilling and historic holes, now indicate two zones within the Ice target area that contain significant drill-indicated gold mineralization:  a northwestern zone that includes MR09-05C is about 700 x 400 ft (200 x 120 m), and a southeastern zone that includes MR10-01 is about 200 x 200 ft (60 x 60 m).  Both zones are open to expansion.

The Juniper Gulch target area, about 6,500 ft (2,000 m) southeast of Ice, is a north-northwest-trending zone approximately 4,000 x 700 ft (1,200 x 200 m) along the contact between the upper and lower plates of the Roberts Mountains Thrust and underlain by a horst block interpreted from a gravity survey.  Montezuma's initial drill holes in the Jupiter Gulch target, MR11-14 and -15, are 1,900 and 1,620 ft (579.1 and 493.8 m) deep, respectively, and have 5 ft (1.5 m) maximum gold intercepts of 0.159 and 0.044 ppm Au, respectively. Both holes have elevated pathfinder elements of arsenic, antimony, and mercury associated with the anomalous gold intervals.  The 0.159 ppm Au intercept in MR11-14 is 1,025 ft (312.4 m) deep and below the depths reached by all historic holes in the Juniper Gulch area.  The anomalous gold and pathfinder elements indicate a Carlin-style sediment-hosted gold system may exist in the Juniper Gulch target area.

Montezuma is conducting its drilling under the Bureau of Land Management approved Red Canyon Plan of Operations (“PoO”) that permits up to 125 acres (50 hectares) of total disturbance.  Montezuma currently has twenty sites that are permitted that remain to be drilled.

Project Details

The Red Canyon project in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 sq mi / 20.6 sq km) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting the Barrick’s Cortez Hills gold deposit.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.